SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ANNUAL AMENDMENT


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               Johnson & Johnson
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  478160 10 4
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 478160 10 4


1.    NAME OF REPORTING PERSON
      S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON

      THE ROBERT WOOD JOHNSON  FOUNDATION (22-6029397)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      N/A                                                   (a)|_|
                                                            (b)|_|

3.    SEC USE ONLY

4.    CITIZENSHIP OF PLACE OF ORGANIZATION
            Not-for-profit corporation organized under New Jersey laws. Princeton Forrestal Center, Post Office Box 2316, Princeton, New Jersey 08543-2316

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.    SOLE VOTING POWER

            66,845,494

     6.    SHARED VOTING POWER

            None

     7.    SOLE DISPOSITIVE POWER

            66,845,494

     8.    SHARED DISPOSITIVE POWER

            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            66,845,494

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

            N/A

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            4.97%

12.   TYPE OF REPORTING PERSON*
            EP
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               ANNUAL AMENDMENT
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



Item 1(a).    Name of Issuer: Johnson & Johnson

Item 1(b).    Address of issuer's principal executive office:
              One Johnson & Johnson Plaza
              New Brunswick, NJ  08933

Item 2(a).    Name of person filing:  The Robert Wood Johnson Foundation

Item 2(b).    Address of principal business office, or if none, residence:
              Princeton Forrestal Center
              P.O. Box 2316
              Princeton, NJ 08543-2316

Item 2(c).    Citizenship: Not-for-profit corporation organized under New
              Jersey laws

Item 2(d).    Title of class of securities:  common stock

Item 2(e).    CUSIP number:  478160 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              N/A

Item 4.       Ownership

      (a).    Amount beneficially owned:

              66,845,494

      (b).    Percent of class:

              4.97%



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





      (c).    Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote

                    66,845,494

              (ii) shared power to vote or to direct the vote

                    None

              (iii) sole power to dispose or to direct the disposition of

                    66,845,494

              (iv) shared power to dispose or to direct the disposition of

                    None

Item 5.       Ownership of five percent or less of a class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Item. 6.      Ownership of more than five percent on behalf of another person:

              N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Item 8:       Identification and classification of members of the group:

              N/A

Item 9.       Notice of dissolution of group:

              N/A

Item 10. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              N/A





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


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


February 9, 1998





                                   THE ROBERT WOOD JOHNSON FOUNDATION

                                   By   /s/ J. Warren Wood, III
                                        -----------------------
                                   J. Warren Wood, III
                                   Vice President, General Counsel and Secretary


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